Exhibit 99.1

Lisle, Illinois, September 11, 2007, SXC Health Solutions (NASDAQ: SXCI, TSX:SXC) has been certified to provide PBM services to members of the HR Policy Association (HRPA), which is made up of more than 55 large employers who purchase pharmacy benefits for more than five million Americans.  This certification represents SXC’s commitment to HRPA’s stringent transparency test to help employers determine the true cost they pay for their prescription drugs.  SXC is one of five newly certified PBMs.

“SXC is proud to have been recognized through the HRPA.  The TIPPS Certification validates years of providing our clients a fully transparent business model; one that has allowed us to deliver results via lower drug costs, while improving member health.  To fully meet the stringent TIPPS criteria, we will not have to change any single business practice--the TIPPS requirements are consistent with our ongoing business strategy,” said Mark Thierer, President and Chief Operating Officer of SXC Health Solutions.

“SXC believes that the traditional model of managing pharmacy benefits is fundamentally changing and morphing into a different way to buy pharmaceuticals. We are one of the very few companies, as represented through our TIPPS Certification, positioned to take advantage of this metamorphosis that’s happening in the marketplace.  SXC is proud to have been a leader in bringing transparency to the market, and bringing those advantages to our clients,” added Thierer.

Each year the Coalition issues a market-wide request for proposal (RFP), and PBMs that respond must verify that they will comply with the Coalition's transparency standards and agree to rigorous audit rights to guarantee compliance. The TIPPS standards promote contracting that makes it easier for employers, their beneficiaries and dependents to understand the true price of a drug.  This initiative has proven over the past two years to be a powerful tool that employers can use to control company’s pharmaceutical spend.

About SXC Health Solutions
SXC Health Solutions, Inc. (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations – U.S.
SXC Health Solutions, Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com